245 South Executive Drive, Suite 100 Brookfield, WI 53005 T (414) 290-0190

April 25, 2025

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	REV Group, Inc.

Form 10-K for the Fiscal Year Ended October 31, 2024
Form 8-K furnished December 11, 2024

File No. 001-37999

Dear Ms. Erlanger and Mr. Woody:

This letter is submitted on behalf of REV Group, Inc. (the “Company”) in response to the comment from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 22, 2025, with respect to the Company’s above-referenced Form 10-K (the “Form 10-K”) and Form 8-K (the “Form 8-K”). For convenience, this comment is reproduced below in italics, followed by the Company’s response.

Adjusted EBITDA and Adjusted Net Income, page 43

1.	We note from your response to our prior comment and subsequent conversations, that the restructuring related charges adjustment includes inventory charges and amounts related to production inefficiencies due to the relocation of KME production to other facilities. We continue to believe that these charges are normal recurring operating costs of a business and should not be excluded from non-GAAP financial measures. Please revise future filings accordingly.

Response:

The Company respectfully acknowledges the Staff’s comment and notes that the Company will revise future filings to not exclude the inventory charges and amounts related to production inefficiencies due to the relocation of KME production to other facilities from non-GAAP financial measures.

Please feel free to contact me at the number listed above should you require any further information or clarification or have any questions.

Sincerely,

/s/ Amy A. Campbell

Amy A. Campbell

Chief Financial Officer

REV Group, Inc.